MAINSTAY GROUP OF FUNDS

51 Madison Avenue

New York, NY 10010

February 21, 2018

VIA EDGAR

Mr. Frank Buda

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Response to Comments on the 485A filings (each a “Registration Statement” and, collectively, the “Registration Statements”) for The MainStay Funds (SEC File No. 333-214498) and MainStay Funds Trust (SEC File No. 333-160918) (collectively, the “Registrants”)

Dear Mr. Buda:

This letter responds to comments that you provided telephonically on February 6, 2018 regarding the Registration Statements (SEC Accession Nos. 0001144204-17-064847 and 0001144204-17-064846) filed by the Registrant on December 22, 2017. Any capitalized term used in this response letter but not defined shall have the meaning given to such term in the Registration Statement.

Prospectus:

MainStay MAP Equity Fund:

Comment 1: Fees and Expenses of the Fund: If there is no fee waiver in place, or if the waiver is effective for less than one year, please delete the following:

The Example reflects the contractual fee waiver and/or expense reimbursement arrangement, if applicable, for the current duration of the arrangement only.

Response: The Registrant respectfully submits that this is standard disclosure to make shareholders aware that any contractual fee waiver would only be reflected for the duration of the arrangement, whether or not a contractual waiver is in place currently. The Registrant acknowledges that the Example will not reflect any fee waiver that is in place for less than one year, but notes that this is consistent disclosure for the MainStay Group of Funds pursuant to previous discussions with the SEC staff.

Comment 2: Name: Who or what does the “MAP” refer to? If it is the subadvisor, please delete.

Response: The MainStay MAP Equity Fund was previously part of another, third party complex, and “MAP” has been a part of that Fund’s name since before it became part of the MainStay Group of Funds. While “MAP” is not an acronym and does not have a specific meaning, it has been kept as part of the Fund name as an important branding tool, since the Fund’s inception in 1971.

Comment 3: Principal investment strategy: If the Fund invests principally in contingent convertible securities, please disclose this and include appropriate risk disclosure.

Response: The Fund does not invest principally in contingent convertible securities.

Comment 4: Principal investment strategy: Please describe what “limitation” refers to in the quoted language below. Please also reconcile that information with the Depositary Receipt risk disclosure.

Securities of foreign issuers that are represented by American Depositary Receipts or that are listed on a U.S. securities exchange or traded in the U.S. over-the-counter markets are not considered “foreign securities” for the purpose of this limitation.

Response: We have deleted this disclosure. The limitation referred to previous disclosure before the changes to the Fund’s investment strategy in 2016. In addition, the Depositary Receipt risk disclosure has been revised.

Comment 5: Principal investment strategy: Please disclose if there is a target allocation between the two subadvisors.

Each Subadvisor is responsible for managing a portion of the Fund’s assets, as designated by the Manager from time to time.

Response: The Manager is responsible for monitoring the allocation of assets for Funds managed by two or more subadvisors. The Fund employs two subadvisors with investment processes and styles that the Manager believes are complementary. The Manager designates the amounts allocated to each subadvisor and monitors those allocations. Currently, approximately 65% of the Fund’s assets are managed by Markston International LLC and approximately 35% of the Fund’s assets are managed by Epoch Investment Partners, Inc. Because the allocated amounts are subject to change at the Manager’s discretion, however, we respectfully decline to disclose the current allocations.

Comment 6: Principal risks: If the Fund invests significantly in emerging markets, please include a separate disclosure for emerging markets risk.

Response: The Fund does not currently invest significantly in emerging markets.

Comment 7: Management: Please clarify that the “Service Date” is the date the portfolio manager started acting as portfolio manager for the Fund.

Response: We have made the requested revisions.

MainStay Epoch International Choice Fund:

Comment 8: Principal investment strategy: If the Fund invests principally in contingent convertible securities, please disclose this and include appropriate risk disclosure.

Response: The Fund does not invest principally in contingent convertible securities.

Comment 9: Principal risks: Please add risk disclosure for the appropriate regions in which the Fund principally invests or intends to principally invest, especially with regard to the UK and Japan.

Response: We have made the requested revisions.

Comment 10: Principal risks: If the Fund is concentrated, please provide the appropriate disclosure for the industry.

Response: The Fund is not “concentrated” as defined in the Investment Company Act of 1940; however, we have made revisions to clarify this risk.

Comment 11: Principal risks: Because the Fund will invest 80% outside the United States, please consider adding currency risk as a separate principal risk.

Response: We believe that currency risk and foreign securities risk are intertwined and best described together; however, we have added additional disclosure regarding currency risk in the foreign securities risk disclosure.

Comment 12: Management: Please clarify that the “Service Date” is the date the portfolio manager started acting as portfolio manager for the Fund.

Response: We have made the requested revisions.

More About Investment Strategies and Risks

Comment 13: This disclosure should be preceded by each Fund’s investment objective and whether the investment objective may be changed without shareholder approval.

Response: We respectfully decline to repeat each Fund’s investment objective in the “More About” section. We note that Form N-1A states, “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Funds’ investment objectives may be changed without shareholder approval, as currently disclosed in the same section under “Investment Policies and Objectives.” For clarity, we have moved that disclosure to the beginning of the section.

Comment 14: Form N-1A provides that principal investment strategies and risks required by Item 4 should be a summary for those required by Item 9. Please revise as required by Item 9 so that the two sections are not identical.

Response: We have revised this section as requested.

Comment 15: Please clearly state which of the strategies and risks are principal and which are non-principal. Alternatively, please move non-principal strategies and risks to the SAI.

Response: The Registrant notes that the strategies and risks disclosed in the first section under “More About Investment Strategies and Risks” are principal, and additional non-principal strategies and risks are disclosed as such and listed in the section following the sentence below:

In addition to the principal investments described above, the Funds may also invest or engage in, or be subject to risks associated with, the following:

Shareholder Guide

Comment 16: Sales Charge Reductions and Waivers: Please explain or delete the brackets:

[In addition, Class A share purchases and Investor Class share purchases of MainStay Funds in an amount less than $1,000,000 by defined contribution plans, other than 403(b)(7) TSA plans, that are sponsored by employers with 50 or more participants are treated as if such purchases were equal to an amount more than $1,000,000 but less than $2,999,999. Such purchases by defined contribution plans may be subject to a CDSC of 1% on shares redeemed within one year (18 months with respect to the MainStay MacKay Short Duration High Yield Fund) of the date of purchase.]

Response: We have deleted this disclosure.

Comment 17: Understand the Tax Consequences: Under MainStay Cushing MLP Premier Fund, taxation is discussed at a maximum rate of 35%. Please consider revising at current applicable rates.

Response: We have made the requested revisions.

Comment 18: Please update the following date, if applicable:

For information regarding the basis of the Board’s approval of the management agreement and subadvisory agreement(s) for each Fund, please refer to each Fund’s Semi-Annual Report to shareholders for the fiscal period ended April 30, 2017.

Response: Because the Board approvals are disclosed in the Semi-Annual Reports and not the Annual Reports for the 10/31 fiscal year ended funds, we respectfully decline to make changes to this date.

Comment 19: Comment 2: Please explain or delete the brackets:

[MainStay MacKay Growth Fund: Class I, 0.92%]

Response: We have made the requested revisions.

Comment 20: Appendix B: Update the Taxable Equivalent Yield Table.

Response: We have made the requested revisions.

Statement of Additional Information

Comment 1: For each Fund for which the financials are incorporated by reference, please file an auditor’s consent.

Response: We will make the requested filing of the auditor’s consent(s) with the Rule 485(b) filing for these Funds.

Comment 2: The Funds’ Investment Policies: Concentration: Any comments in the following section are applicable to similar disclosure.

a.	Concentration policy: “Instruments” should be limited to depositary instruments. Please clarify in an explanatory note:

…(iii) with respect only to the MainStay Money Market Fund, instruments issued by domestic branches of U.S. banks (including U.S. branches of foreign banks subject to regulation under U.S. laws applicable to domestic banks and, to the extent that its parent is unconditionally liable for the obligation, foreign branches of U.S. banks) or (iv) repurchase agreements (collateralized by the instruments described in Clause (ii) or, with respect to the MainStay Money Market Fund, Clause (iii)).

Response: We respectfully decline to add disclosure as the MainStay Money Market Fund intends to reserve the freedom to concentrate in accordance with Guide 19 to Form N-1A, including that such freedom to concentrate will not apply to commercial paper of issuers in any one industry. See Investment Company Act Rel. No. 13436 (Aug. 12, 1983).

b.	Concentration policy: Revise either of the following explanatory notes so that they are consistent. If the second explanatory note on concentration applies to all fundamental policies, please note that in the response letter.

(First note, second paragraph under the Funds’ fundamental concentration policy)

…For the purposes of this fundamental investment restriction, each Fund may use the industry classifications provided by Bloomberg, L.P., the MSCI/Standard & Poor's GICS or any other reasonable industry classification system. Wholly-owned finance companies will be considered to be in the industries of their parents (or affiliated entity) if their activities are primarily related to financing the activities of the parents (or affiliated entity). Due to their varied economic characteristics, issuers within the diversified financial services industry will be classified at the subgroup level. Utilities will be divided according to their services, for example, gas, gas transmission, electric and gas, electric and telephone will each be considered a separate industry. Securities issued by foreign governmental entities (including foreign agencies, foreign municipalities, and foreign instrumentalities) will be classified by country. For purposes of classifying such securities, each foreign country will be deemed a separate industry. Also, for purposes of industry concentration, tax-exempt securities issued by states, municipalities and their political subdivisions are not considered to be part of any industry.

(Second note, under “Additional Information Regarding Fundamental Investment Restrictions) Concentration. Although the 1940 Act does not define what constitutes “concentration” in an industry or group of industries, the SEC and its staff take the position that any fund that invests more than 25% of the value of its assets in a particular industry or group of industries (other than securities issued or guaranteed by the U.S. government, its agencies or instrumentalities) is deemed to be “concentrated” in that industry or group of industries. The exclusion set forth above with respect to tax-exempt securities does not include municipal securities whose payments of interest and/or principal are dependent upon revenues derived from projects, rather than the general obligations of the municipal issuers (such as private activity and revenue bonds).

For purposes of a Fund’s industry concentration policy, the Manager or a Subadviser may analyze the characteristics of a particular issuer and instrument and may assign an industry classification consistent with those characteristics. The Manager or a Subadviser may, but need not, consider industry classifications provided by third parties or the staff of the SEC.

Response: We have revised this disclosure in response to this comment.

c.	Concentration policy: A fund and its advisor may not ignore the investments of the underlying funds in which the fund invests in determining compliance with its concentration policy. Please revise the explanatory note to reflect that the funds will consider the investments of such underlying funds.

Response: We have made certain revisions to clarify disclosure regarding the review of underlying Funds for purposes of the Funds’ concentration policy.

Comment 3: The Funds’ Investment Policies: Please explain supplementally how the following is consistent with Rule 35d-1(a)(4). Please also see FAQ no. 3 on the Rule.

•	For the purpose of satisfying the 80% investment restriction described above, the Fund may consider federal and California income tax exemptions separately. An individual bond may satisfy the federal and/or California income tax exemption.

•	For the purpose of satisfying the 80% investment restriction described above, the Fund may consider federal and New York tax exemptions separately. An individual bond may satisfy the federal and/or New York income tax exemption.

Response: We have removed the disclosure in response to this comment.

Comment 4: The Funds’ Investment Policies: Please make the following addition:

For purposes of a Fund’s industry concentration policy, the Manager or a Subadviser may analyze the characteristics of a particular issuer and instrument and may assign an industry classification consistent with those characteristics, provided such classifications are reasonable. The Manager or a Subadviser may, but need not, consider industry classifications provided by third parties or the staff of the SEC.

Response: This disclosure has been removed in connection with the response to Comment 2 above.

Comment 5: In the following language, are there examples other than reverse repurchase agreements? If these the only ones, please replace ‘e.g.’ with ‘i.e.,’ or otherwise add disclosure about others. Please clarify that the only borrowing transactions that may be covered and avoid being treated as a senior security are reverse repurchase agreements if that is the case.

Senior Securities. A Fund may enter into certain transactions that are economically equivalent to borrowing (e.g., reverse repurchase agreements). Under the 1940 Act and interpretations thereof, borrowing transactions and certain transactions that create leverage will not be considered to constitute the issuance of a “senior security” by a Fund, and therefore such transaction will not be subject to the limitations otherwise applicable to borrowings by the Fund, if the Fund: (1) maintains an offsetting financial position; (2) maintains liquid assets equal in value to the Fund’s potential economic exposure under the borrowing transaction; or (3) otherwise “covers” the transaction in accordance with applicable SEC guidance or SEC staff interpretations.

Response: We have revised this disclosure in response to this comment.

Please contact the undersigned at 201-685-6232 or Thomas Humbert at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Yi Chia Kuo

Yi Chia Kuo

Assistant Secretary

cc:	J. Kevin Gao
Thomas Bogle